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SECUF 10027337 MISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn before me
this 17th Day of February, 2010
in Chicago, County of Cook, State of Illinios

Notary Public

Signature

Executive Vice President

Title

Notary Public

OFFICIAL SEAL
TOMI L. SAMUELS
Notary Public - State of Illinois
My Commission Expires Dec 04, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of North South Capital, LLC., as of December 31, 2009 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North South Capital, LLC. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules beginning on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 8, 2010

North South Capital, LLC.

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	237,785
Cash for the benefit of customers		59
Cash deposit with clearing organization		100,000
Prepaid expenses and deposits		24,805
Furniture and equipment, net		17,392
Total Assets	$	380,041
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	6,866
Accrued rent		10,011
Total liabilities		16,877
Members' Equity		
Memberships		490,000
Retained earnings		(126,836)
Total members' equity		363,164
Total Liabilities and Members' Equity	$	380,041

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC.

Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 92,170
Consulting	33,494
Interest	199
Other	186
Total revenues	126,049
Operating Expenses	
Employee compensation and benefits	116,154
Occupancy	30,491
Commission and floor brokerage	11,749
Communications	21,398
Regulatory fees	7,582
Professional fees	35,462
Other expenses	21,100
Total operating expenses	243,936
Net Loss	$ (117,887)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC.

Statement of Members' Equity
For the Year Ended December 31, 2009

	Memberships	Retained Earnings
Balance, December 31, 2008	$ 460,000	$ (8,949)
Additional capital contribution	30,000	
Net loss		(117,887)
Balance, December 31, 2009	$ 490,000	$ (126,836)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC.

Statement of Cash Flows
For the Year Ended December 31, 2009

Operating Activities	
Net income	$ (117,887)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,498
Changes in operating assets and liabilities	
Cash deposit with clearing organization	(100,000)
Current assets	(23,434)
Accounts payable	6,866
Accrued expenses	10,011
Net Cash Used in Operating Activities	(222,946)
Investing Activities	
Purchase of furniture and equipment	(18,890)
Net Cash Used in Investing Activities	(18,890)
Financing Activities	
Additional capital investment	30,000
Net Cash Provided by Financing Activities	30,000
Decrease in Cash and Cash Equivalents	(211,836)
Cash and Cash Equivalents at Beginning of Year	449,621
Cash and Cash Equivalents at End of Year	$ 237,785

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC.

Notes To Financial Statements
December 31, 2009

Note 1 – Significant Accounting Policies

Description of Business
North South Capital, LLC. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $1,498 for the year ended December 31, 2009 has been computed using straight line rates of depreciation.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or taxes during the year ended December 31, 2009.

Subsequent Events
Management has evaluated potential subsequent events through February 12, 2010, the date the audited financial statements were issued.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $59 in 2009 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2009
Computer equipment	$ 8,650
Telephone equipment	7,920
Furniture	2,320
	18,890
Less: Accumulated depreciation	1,498
Total	$ 17,392

Note 4 – Commitments and Contingent Liabilities

The Company is committed under two operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2010	$ 37,504
2011	38,296
2012	26,647
2013	27,439
2014	13,984
Total	$ 125,124

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $316,632, which was $66,632 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 5.3%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few differences between the December 31, 2009 unaudited FOCUS report and this report.

Net capital as reported on the unaudited FOCUS report of December 31, 2009	$ 329,161
Decrease in equity due to post-FOCUS audit adjustments	(9,292)
Increase in non-allowable assets	(3,237)
Net Capital as Audited	$ 316,632

North South Capital, LLC.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital		
Members' equity	$	363,164
Less: Nonallowable assets		42,197
Net capital before haircuts on security positions		320,967
Haircuts on securities		4,335
Net capital	$	316,632
Aggregate Indebtedness	$	16,877
Net capital required based on aggregate indebtedness	$	1,125
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	66,632
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	314,944
Percentage of Aggregate Indebtedness to Net Capital		5.3%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
North South Capital, LLC.

In planning and performing our audit of the financial statements of North South Capital, LLC. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
North South Capital, LLC.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 8, 2010

SEC Mail Processing
Section

FEB 2 2 2010

Washington, DC
110

North South Capital, LLC.

Year Ended December 31, 2009

Financial Report